Exhibit 5.1
Stephanie Heim
Vice President and Counsel
PS Business Parks, Inc.
701 Western Avenue
Glendale, California 91201-2397
October 12, 2010
PS Business Parks, Inc.
701 Western Avenue
Glendale, California 91201-2397
Ladies and Gentlemen:
     As Vice President and Counsel of PS Business Parks, Inc. (the “Company”), I have acted as counsel to the Company in connection with the issuance and sale (the “Offering”) of up to 3,450,000 depositary shares (the “Shares”), each representing 1/1,000th of a share of the Company’s 6.875% Cumulative Preferred Stock, Series R (the “Preferred Shares”), pursuant to the terms of the Underwriting Agreement dated October 7, 2010 (the “Agreement”) among Banc of America Securities LLC and Wells Fargo Securities, LLC, as representatives of the underwriters named in the Agreement, and the Company and PS Business Parks, L.P. All of the Shares are to be sold by the Company pursuant to a prospectus supplement dated October 7, 2010 and the accompanying prospectus dated July 17, 2009 (such documents, collectively, the “Prospectus”) that form a part of the Company’s registration statement on Form S-3 (File No. 333-160104) which was declared effective by the Securities and Exchange Commission on July 17, 2009 (the “Registration Statement”). This opinion is rendered in connection with the Offering of the Shares and in connection with the filing of a Current Report on Form 8-K relating to the Offering of the Shares, which Form 8-K will be incorporated by reference into the Registration Statement and Prospectus.
     I am familiar with the proceedings taken or to be taken by the Company relating to the authorization and issuance of the Shares and the Preferred Shares. For purposes of this opinion letter, I have also examined copies of such agreements, instruments and documents, including without limitation, the Prospectus, the Registration Statement, the Deposit Agreement dated October 7, 2010 between the Company and American Stock Transfer & Trust Company, LLC, as depositary (the “Deposit Agreement”), the Company’s Restated Articles of Incorporation and Restated Bylaws, and have examined such other documents and made such other investigation as I have deemed necessary to express the opinions contained herein. In my examination of the aforesaid documents, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to me as copies. I have also assumed that the Shares will not be issued in violation of the ownership limit contained in the Company’s Articles of Incorporation.
     Based upon, subject to and limited by the foregoing, it is my opinion that:
     1. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of California.
     2. The Preferred Shares, upon receipt by the Company of the consideration for the Preferred Stock specified in the resolutions of the Board of Directors, will be validly issued, fully paid and non-assessable.
     3. The depositary receipts evidencing the Shares, upon due countersignature thereof and issuance against a deposit of the Preferred Shares in accordance with the Deposit Agreement, will be validly issued and entitle the holders thereof to the rights specified in such depositary receipts and Deposit Agreement.

     This opinion is limited to matters of the laws of the State of California, the State of New York and federal law. I hereby consent to the reference to me under the “Legal Matters” in the Prospectus and to the filing of this opinion as Exhibit 5.1 to a Current Report on Form 8-K filed in connection with the Offering. In giving this consent, I do not thereby admit that I am an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,
/s/ Stephanie Heim

Stephanie Heim